UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 25, 2021

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legal Proceeding

On October 22, 2021, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) became aware that a second putative class action lawsuit had been filed on October 21, 2021 by an alleged holder of the Company’s ADSs (as defined below), against the Company, board members at the time of the initial public offering, certain members of the Company’s senior management and the underwriters of the June 30, 2021 initial public offering of the Company’s American Depositary Shares (“ADSs”) (the “IPO”). The case is pending in the United States District Court for the Southern District of New York as case no. 1:21-cv-08634.

The complaint, filed on behalf of a putative class of investors that acquired the Company’s ADSs that were issued in connection with the IPO, alleges claims under Sections 11 and 15 of the Securities Act of 1933, as amended. The complaint alleges that the Company’s registration statement (consisting of the prospectus and the registration statement filed with the U.S. Securities and Exchange Commission that was declared effective on June 30, 2021 in connection with the IPO (the “Registration Statement”)), omitted facts necessary to make the statements made not misleading, in connection with the Company’s revenue and sales growth.

Similar claims related to the Company’s Registration Statement were previously asserted in a complaint filed in New York State court as referenced in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on October 6, 2021.

The Company has not yet filed any formal response to the claims. The Company believes the claims are without merit and plans to vigorously defend itself in the litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

October 25, 2021	By:	/s/ MEHMET MURAT EMIRDAĞ
	Name:	Mehmet Murat Emirdağ
	Title:	Chief Executive Officer

By:	/s/ HALIL KORHAN ÖZ
Name:	Halil Korhan Öz
Title:	Chief Financial Officer